19003126

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17005

SEC Mail Processing
FEB 25 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 3RD AVENUE
(No. and Street)

NEW YORK	NY	10022-7513
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA COLLETTI — 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. MT. PLEASANT AVE, SUITE 3310	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE HEROLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co, Inc., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S LOCKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2022

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

SEC Mail Processing

FEB 25 2019

Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Bernard Herold & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bernard Herold & Co., Inc.'s management. Our responsibility is to express an opinion on Bernard Herold & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bernard Herold & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Bernard Herold & Co., Inc.'s auditor since 1998.
Livingston, New Jersey
February 21, 2019

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 409,095
Receivable from broker-dealer	278,819
Deposit with clearing house	103,137
Investments in marketable securities, at fair value	4,900,733
Investment in Lantern Securities and affiliates	1,271,986
Prepaid expenses	17,642
Certificate of deposit, restricted	140,007
Security deposits and other assets	18,817
TOTAL ASSETS	$ 7,140,236

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 449,580
Income taxes payable	54,000
Deferred tax liability	943,000
Total liabilities	1,446,580
Commitments and contingencies (Notes 5, 7, 9 and 11)	
Shareholders' equity:	
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding	90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding	7,307
Additional paid-in capital	198,229
Retained earnings	5,398,120
Total shareholders' equity	5,693,656
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,140,236

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the state of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"). The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue with Contracts from Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted tis ASU in using a modified retrospective approach. Management has determined that due to the nature of its business, related performance obligations and the transfer of control in service provided to its customers, the adoption of this ASU did not affect the accounting for the revenue earned. The adoption did not have an impact on its financial condition, results of operations or cash flows.

Commission Income: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company ills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the at the settlement date, generally two days after the trade date.

Clear through agreements: The Company has entered into contracts with sub-brokers whereby the Company is paid monthly for providing services such as executing orders and clear its securities transactions on behalf of the sub-broker on a fully-disclosed basis through another broker-dealer.

NOTE 1. ORGANIZATION A ND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers (continued)

12b-1 fees: The Company has entered into contracts with mutual funds, fund managers, and their affiliates (collectively, the "Funds") whereby the Company is paid monthly or quarterly fees ("12b-1 fees") for providing certain services to customers and distributors of the Funds. The 12b-1 fees are generally equal to a fixed percentage of the average daily balance of the customer's investment in a fund are based on a specified in the contract between the Company and the Funds. Payments are generally collected when due and are neither refundable nor able to offset future. The passage of time reflects the satisfaction of the Company's performance obligations to the Funds, and is used to recognize revenue associated with 12b-1 fees.

Consulting income: The Company earns consulting income from an affiliate in connections with the equity purchase agreement entered into with Lantern Investments and affiliates. The consulting income is earned monthly as the services are provided.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in "Total revenues and trading gains" on the accompanying statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, established a framework for measuring fair value, and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Recently Issued Accounting Pronouncements

In February 2016, FASB issued ASU No. 2018-02, *Leases* ("ASU 2018-02"). This update requires that, at lease inception a lessess recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for financial leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company evaluated the effect of the ASU, and determined there is no material effect on shareholders' equity and related disclosures or on net capital.

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows* ("ASU 2016-18"). The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted ASU 2016-18 on January 1, 2018. As a result, restricted cash has been included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The adoption of this standard did not have a material impact on the Company's financial statements.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. DEPOSIT WITH CLEARING HOUSE

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully-disclosed basis. The Company is required to maintain a minimum interest-bearing deposit in the amount of $100,000. At December 31, 2018, the Company had a deposit totaling $103,137.

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following at December 31, 2018:

Mutual funds	$ 1,314,983
Equity securities	3,338,190
Exchange-traded funds	247,560
Investments in marketable securities	$ 4,900,733

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on a recurring basis, as of December 31, 2018:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total	Valuation Technique
Cash and cash equivalents:					
Money market funds	$ 253,922	$ -	$ -	$ 253,922	(b)
Deposit with clearing house:					
U.S. Treasury bill	$ 99,821	$ -	$ -	$ 99,821	(b)
Security deposit:					
Certificate of deposit	$ 140,007	$ -	$ -	$ 140,007	(b)
Mutual funds:					
Municipal bond funds	$ 1,314,983	$ -	$ -	$ 1,314,983	(a)
Equity securities:					
Basic materials	161,850	-	-	161,850	(a)
Financial	3,176,340	-	-	3,176,340	(a)
Exchange-traded funds	247,560	-	-	247,560	(a)
Total marketable securities	$ 4,900,733	$ -	$ -	$ 4,900,733	

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2018.

Money Market Funds and *Certificate of Deposit* approximate fair value due to the short-term nature of the investments. The Company's money market funds are included in "Cash and cash equivalents" on the accompanying statement of financial condition.

Mutual Funds are valued at quoted market prices in active market where the funds trade, which represent the net value of the funds underlying securities.

Equity Securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Exchange-traded Funds are carried at fair value based on quoted market prices in active markets where the funds trade.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. SHAREHOLDERS' EQUITY

The Company is authorized to issue preferred stock and common stock. Holders of common stock are entitled to one vote for each share held, while holders of preferred stock have no voting rights. Preferred stock holders have preferential cumulative dividend rights; however, the holders of preferred stock have waived their rights to receive dividends in all prior years and during 2018. Upon liquidation, the preferred stock holders have certain preferential rights to receive full payment prior to the common stock holders.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

One of the Company's leases provided for a rent-free period during its term. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) amounted to $110,842 and is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

Effective April 1, 2015, the landlord amended the lease agreement to extend the lease through March 31, 2022. In accordance with the lease agreement, the Company had provided its landlord with an irrevocable letter of credit issued by a bank to secure the Company's obligations under the lease. The letter of credit is collateralized by a certificate of deposit, which is restricted for the payment of certain costs as defined in the lease agreement. The balance of the restricted certificate of deposit was $140,007 at December 31, 2018.

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management.

NOTE 7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2018, the Company was in compliance with these requirements. At December 31, 2018, the Company had net capital amounting to $3,272,687, which exceeded the Company's minimum net capital requirement of $50,000. The Company's percentage of aggregate indebtedness to net capital was 15.39 to 1 as of December 31, 2018.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

For the year ended December 31, 2018, transactions initiated by one independent contractor and one employee on behalf of customers yielded a total of 36% of the Company's commission revenue.

The Company's investments consist of a combination of equity investment securities, mutual funds, and exchange-traded funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances, and the amounts reported in the accompanying statement of financial condition and the statement of income.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 10. INCOME TAXES

The Company has deferred tax assets and liabilities, which arise primarily from differences in the carrying value of its investments, resulting from unrealized gains and losses, for financial statement and income tax purposes, and for the income tax effect of net operating loss carryforwards. Deferred taxes assets and liabilities at December 31, 2018, are summarized as follows:

Deferred tax asset:	
Federal	$ 20,000
State	9,000
City	8,000
Total deferred tax asset	37,000
Deferred tax liability:	
Federal	(546,000)
State	(236,000)
City	(198,000)
Total deferred tax liability	(980,000)
Deferred tax liability, net	$ (943,000)

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

NOTE 11. INVESTMENT IN LANTERN INVESTMENTS AND AFFILIATES

Investment in unconsolidated affiliate over which the Company has significant influence is accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investment depends on a number of factors including, among others, ownership level, representation among management, participation in policy-making, material intercompany transactions, interchange of managerial personnel, and technological dependency.

Effective April 2018, FINRA approved the equity purchase agreement with the former chairman of Lantern Investments, Inc. for the purchases of the outstanding common shares of Lantern Investments, Inc., a broker dealer, Lantern Wealth Advisors, LLC and Lantern Insurance Brokerage, Inc. which is accounted for using the equity method. The following information summarizes the activity of the investment from April 2, 2018 through December 31, 2018:

Lantern Investments, Inc.		
Total assets	$	2,238,263
Total liabilities		741,424
Equity		1,496,840
Revenue		4,150,787
Net income		29,380
Company's interest:		48.67%
Share of net assets		1,089,363
Share of net income		14,300
Lantern Wealth Advisors, LLC		
Total assets	$	96,285
Total liabilities		9,870
Equity		86,415
Revenue		431,525
Net income		79,578
Company's interest:		41.27%
Share of net assets		39,737
Share of net income		32,843
Lantern Insurance Brokerage, Inc.		
Total assets	$	17,605
Total liabilities		1
Equity		17,605
Revenue		9,073
Net income		1,187
Company's interest:		48.72%
Share of net assets		8,577
Share of net income		578